

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 16, 2018

Francis R. Amato
Chief Executive Officer
Electrocore, LLC
150 Allen Road, Suite 201
Basking Ridge, New Jersey 07920

> **Re:** **Electrocore, LLC**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 2, 2018**
> **CIK No. 0001560258**

Dear Mr. Amato:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use or Proceeds, page 65

1.   Please provide a response to the last two sentences of prior comment 6.

Leveraging a national specialty pharmacy network, page 131

2.   We note your disclosure that you have partnered with an established national specialty pharmacy. Disclose the material terms of your partnership and file any related agreements as appropriate.

Francis R. Amato
Electrocore, LLC
April 16, 2018
Page 2

       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

                    Sincerely,

                    /s/ Geoff Kruczek for

                    Amanda Ravitz
                    Assistant Director
                    Office of Electronics and Machinery

cc: John L. Cleary, II, Esq.
        Dentons US LLP